EXHIBIT 99.1

Addex ADX71149 Phase 2 Epilepsy Study Expected to Readout Data in Q2 2024

  Cohort 1 is completed, and Cohort 2 is 80% recruited

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 5, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that the ADX71149 (JNJ-40411813) Phase 2 epilepsy clinical study is progressing well, with Cohort 1 completed and 80% of patients recruited into Cohort 2. Results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohorts 1 and Cohort 2 are anticipated for the second quarter of 2024. The primary efficacy endpoint of this study is time to baseline monthly seizure count. Collaboration partner Janssen Pharmaceuticals, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, is responsible for the clinical development of ADX71149.

As previously announced on May 10, 2023, an independent Interim Review Committee (IRC) convened by our collaboration partner recommended to continue the study following review of unblinded data from Part 1 of patient Cohort 1.

“We are very happy with the progress made by our partner in this study testing the efficacy of ADX71149 in epilepsy patients and to be able to provide guidance on the expected release of results in the second quarter of 2024,” said Tim Dyer, CEO of Addex. “As a reminder, the recommendation of the IRC following the review of unblinded data from Cohort 1 and the decision of our collaboration partner to advance into Cohort 2 is very encouraging for this patient population.”

ADX71149 is a selective metabotropic glutamate sub-type 2 (mGlu2) receptor positive allosteric modulator (PAM). The multi-center Phase 2 study has been designed to assess the efficacy, safety, tolerability, and pharmacokinetics of adjunctive ADX71149 administration in patients with focal onset seizures with suboptimal response to levetiracetam or brivaracetam. The primary objective of the study is to evaluate the efficacy of ADX71149 in combination with levetiracetam or brivaracetam using a time to baseline seizure count endpoint. Part 1 of the study evaluates the acute efficacy of ADX71149 over 4 weeks. Subjects who do not reach their monthly baseline seizure count in Part 1 continue double-blind treatment during Part 2 until they reach their monthly baseline seizure count or 8 weeks, deemed the maintenance efficacy phase.

In addition, patients who complete Part 1 and/or Part 2 of the study have the option to continue treatment in the open-label extension part of the study, which evaluates the long-term efficacy and safety of ADX71149. More information on the study can be found with Clinicaltrials.gov identifier NCT04836559.

About Glutamate mGlu2 Receptors and Epilepsy:
Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor decreases the release of glutamate and consequently, helps to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure. There is still an urgent need for more effective treatments for epilepsy, with improved tolerability and safety. ADX71149 was described in the Eilat 15 conference summary review as a promising novel approach currently in development (Bialer et al., 2020. Epilepsia). Proof of concept data with ADX71149 and other mGlu2 PAMs in animal models of epilepsy have been published in peer-reviewed journals (Metcalf et al., 2017 and 2018. Epilepsia).

About Our Collaboration:
Under the research collaboration and license agreement, Addex granted Janssen Pharmaceuticals, Inc. an exclusive worldwide license to develop and commercialize mGlu2 PAM compounds including ADX71149. Addex is eligible for up to a total of €109 million in success-based development and regulatory milestone payments. In addition, Addex is eligible for low double-digit royalties on net sales of compounds developed under the agreement.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM) is in a Phase 2 clinical trial for the treatment of epilepsy. The company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAM for chronic cough, mGlu7 NAM for stress related disorders, M4 PAM for schizophrenia and other forms of psychosis and mGlu2 NAM for mild neurocognitive disorders and depression. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.